United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2004




                                       OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP


Shreveport, Louisiana
June 15, 2005

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003

                                                      2004              2003
----------------------------------------------------------------------------
PLAN ASSETS
   Investments, at fair value                $  229,390,632      209,225,844
   Cash                                             128,623          211,299
   Contributions receivable - employer              832,231          415,050
   Contributions receivable - participants                -            7,928
----------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS            $  230,351,486      209,860,121
----------------------------------------------------------------------------

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2004

-------------------------------------------------------------------------------
Additions to net assets:
Investment income:
   Net appreciation in fair value of investments:
       Mutual funds                                             $     8,006,512
       Common stocks                                                  6,765,366
   Dividend and other income                                          3,652,975
   Interest income                                                      477,797
-------------------------------------------------------------------------------
          Net investment income                                      18,902,650
-------------------------------------------------------------------------------

Contributions:
   Participants                                                      13,868,472
   Employer                                                           5,984,923
   Transfer from CenturyTel, Inc. Employee
    Stock Ownership Plan                                                867,476
-------------------------------------------------------------------------------
          Total contributions                                        20,720,871
-------------------------------------------------------------------------------

          Total investment income and contributions                  39,623,521
-------------------------------------------------------------------------------
Deductions from net assets:
   Participant withdrawals                                           19,132,156
-------------------------------------------------------------------------------

Net increase                                                         20,491,365

Net assets available for benefits:
   Beginning of year                                                209,860,121
-------------------------------------------------------------------------------

   End of year                                                  $   230,351,486
===============================================================================

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

     Basis of Presentation

     The CenturyTel, Inc. Dollars and Sense Plan (the Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

     The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

     The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     Participation

     Participation in the Plan is available to each employee of CenturyTel, Inc. and its participating subsidiaries (the Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

     In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed either on-line or by telephone, an employee agrees to a deferral of between one percent and twenty-five percent of eligible compensation; however, the total amount contributed to the Plan cannot exceed $13,000 for 2004 (as adjusted from year to year in accordance with Federal Law). The percentage of eligible compensation a participant elects to defer applies to the participant's W-2 earnings not in excess of $205,000 for 2004 (as adjusted in accordance with Federal Law) excluding overtime, special bonuses, severance pay, disability pay, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, and welfare benefits. The amount of eligible compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee. The Elective Deferral Account is self-directed.

     As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to 60% of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants' accounts (Additional Match Account). Company contributions may be made in cash or CenturyTel, Inc. Common Stock (CenturyTel Common Stock). If made in cash, such cash is applied by the Trustee to the purchase of CenturyTel Common Stock. During 2004, the Company contributed CenturyTel common stock with a fair value of $5,152,692 to the Employer Match Account. In addition, the Company contributed $832,231 in cash (paid in 2005) to the Additional Match Account.

     Participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2004 was $3,000; this amount will increase by $1,000 each year to a maximum of $5,000 in 2006 (which will thereafter be adjusted annually).

     An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408 (d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

     Additionally, an employee is permitted to transfer to the Plan as a contribution a portion of his interest in the CenturyTel, Inc. Employee Stock Ownership Plan (ESOP) pursuant to diversification rights under such plan. To qualify for this transfer an employee must be 55 years of age or older and have been a participant in the ESOP for ten years. Such contributions will be credited to an account on behalf of the participant (the ESOP Diversification Account). During 2004, transfers to the Plan from the ESOP aggregated $867,476.

     The interest of a participant in his Elective Deferral Account, Rollover/Transfer Account, Employer Match Account, Additional Match Account and ESOP Diversification Account is fully vested and non-forfeitable at all times.

     Reports to Participants

     All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

     Distributions

     If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

     Withdrawals

     A participant who is an employee and over age 59 1/2 may make withdrawals from his vested accounts prior to meeting normal distribution requirements. A participant may make withdrawals from his Rollover/Transfer Account at any time. In addition, a hardship withdrawal may be made from an Elective Deferral Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, purchase of a principal residence, or the prevention of eviction or foreclosure from the participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to change, suspend or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Loans to Participants

     The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is $50,000 reduced by the excess, if any, of the highest outstanding loan balance during the previous year over the outstanding balance on the date of the new loan or 50% of the account balance. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal on the last day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the participant's principal residence which may be for any period not to exceed fifteen years.

     Trustee

     The Trustee of the Plan, as of December 31, 2004, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

     Administration

     The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

     Investment Valuation and Income Recognition

     Investments in CenturyTel Common Stock are valued at the closing market price on December 31, 2004 and 2003, respectively. Other investments in the funds, which consist primarily of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value. Interest income is recorded on the accrual basis.

(2)  DESCRIPTION OF THE FUNDS

     The following is a description of each of the funds which had outstanding balances and were available to Plan participants as of December 31, 2004:

     (a) CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($85,901,952 and $84,989,069 at December 31, 2004 and
          2003, respectively).

     (b) Loan Fund - represents loans to participants from the participants' investment accounts ($8,978,637 and $8,446,500 at December 31, 2004 and 2003, respectively).

     (c) American Funds Amcap, R4 - consists primarily of investments in U.S. common stocks ($13,854,410 at December 31, 2004).

     (d) Fidelity Diversified International Fund - consists primarily of investments in foreign common stocks ($3,445,118 at December 31, 2004).

     (e) Oakmark Equity and Income Fund, Class I - consists primarily of investments in U.S. equity and debt securities ($17,950,326 at December 31, 2004).

     (f) Morgan Stanley Institutional Fund Small Company Growth Portfolio B - consists primarily of investments in equity securities of small companies ($5,339,651 and $3,488,255 at December 31, 2004 and 2003,
          respectively).

     (g) PIMCO Low Duration III Institutional Fund - consists primarily of investments in debt securities with an average duration between one and three years ($267,817 at December 31, 2004).

     (h) PIMCO Total Return Fund - consists primarily of investments in debt securities ($8,309,724 and $8,962,587 at December 31, 2004 and 2003,
          respectively).

     (i) PIMCO NFJ Small Cap Value Institutional Fund - consists primarily of investments in common stocks of companies with market capitalizations between $100 million and $1.8 billion that have below average P/E ratios relative to their industries and U.S. depositary receipts ($2,162,102 at December 31, 2004).

     (j) T. Rowe Price Retirement Income Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($2,100,380 at December 31, 2004).

     (k) T. Rowe Price Retirement 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($3,197,255 at December 31, 2004).

     (l) T. Rowe Price Retirement 2020 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($3,434,024 at December 31, 2004).

     (m) T. Rowe Price Retirement 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($3,065,821 at December 31, 2004).

     (n) T. Rowe Price Retirement 2040 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($4,152,665 at December 31, 2004).

     (o) T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($8,587,147 and $5,526,603 at December 31, 2004 and 2003, respectively).

     (p) T. Rowe Price Equity Index 500 Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S&P 500 Index ($32,851,698 and $30,542,256 at December 31, 2004 and 2003, respectively).

     (q) T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($11,532,013 and $7,135,700 at December 31, 2004 and 2003,
          respectively).

     (r) T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($14,259,892 and $15,071,835 at December 31, 2004 and 2003, respectively).

     Investments in CenturyTel Common Stock Fund, American Fund Amcap R4, Oakmark Equity and Income Fund - Class I, T. Rowe Price Equity Index 500 Fund, T. Rowe Price Mid-Cap Growth Fund, and T. Rowe Price Summit Cash Reserves Fund were each greater than 5% of net assets available for benefits at December 31, 2004.

     A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions and his contribution percentage at any time.

     All amounts allocated to a participant's Employer Match Account are invested in the CenturyTel Common Stock Fund. Participants who have not attained age 45 or three years of service have no power to transfer amounts in the Employer Match Account to an investment fund other than the CenturyTel Common Stock Fund. Participants who have attained age 45 or three years of service may redirect the investment of the balance in their Employer Match Account.

(3)  INCOME TAXES

     The Plan and related trust were designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in October 2003 related to the Plan.

(4)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Capital Research and Management Company (Capital), Fidelity Investments (Fidelity), Harris Associates (Harris), Morgan Stanley Investment Management, Inc. (Morgan Stanley), Pacific Investment Management Company (PIMCO) or T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan. Therefore, Capital, Fidelity, Harris, Morgan Stanley, PIMCO, and T. Rowe Price qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $258,470 for the year ended December 31, 2004.

(5)  CONCENTRATION OF INVESTMENTS

     As of December 31, 2004 and 2003, 37.3% and 40.5%, respectively, of the net assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining net assets available for benefits were invested in mutual funds managed by Capital, Fidelity, Harris, Morgan Stanley, PIMCO, or T. Rowe Price.

(6)  COMPANY/PARTICIPANT DIRECTED FUNDS

     The CenturyTel Common Stock Fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company, except for contributions made on behalf of participants who are age 45 or older or have three years of service. Such contributions can be redirected by these participants to the funds of their choice. All other contributions are participant directed.

     The following tables set forth information related to the CenturyTel Common Stock Fund's assets available for benefits as of December 31, 2004 and 2003 and the changes in such assets for the year ended December 31, 2004.

December 31,                                             2004              2003
-------------------------------------------------------------------------------
PLAN ASSETS
   Investments                                  $   85,901,952       84,989,069
   Contributions receivable - employer                 832,231          415,050
   Contributions receivable - participants                   -              102
-------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS                   $   86,734,183       85,404,221
===============================================================================

                                                             For the year ended
                                                              December 31, 2004
-------------------------------------------------------------------------------
Additions to assets:
Investment income:
   Net appreciation in fair value of investments             $        6,765,365
   Dividend and other income                                            570,324
   Interest income                                                      162,352
-------------------------------------------------------------------------------
      Net investment income                                           7,498,041
-------------------------------------------------------------------------------

Contributions:
   Participants                                                       2,790,763
   Employer                                                           5,984,923
   Transfer from CenturyTel, Inc. Employee Stock
    Ownership Plan and Trust                                            329,368
-------------------------------------------------------------------------------
   Total contributions                                                9,105,054
-------------------------------------------------------------------------------
      Total investment income and contributions                      16,603,095
-------------------------------------------------------------------------------

Deductions from assets:
   Participant withdrawals                                            5,535,429
-------------------------------------------------------------------------------

Net increase prior to interfund transfers                            11,067,666

Interfund transfers                                                  (9,737,704)
-------------------------------------------------------------------------------

Net increase                                                          1,329,962

Net assets available for benefits:

   Beginning of year                                                 85,404,221
-------------------------------------------------------------------------------

   End of year                                               $       86,734,183
===============================================================================

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

    Identity of issuer, borrower,                                                         Current
       lessor or similar party                      Description of Investment              Value
--------------------------------------------------------------------------------------------------------------------

Investment in CenturyTel Common Stock         2,421,820  shares at $35.47 per share   $  85,901,952    (Notes 1 & 2)

Loan Fund (interest rates ranged from
 4.75% to 12.50%)                                                                         8,978,637

Investment in Mutual Funds for
 Qualified Employee Benefit Plans:
    Managed by Capital Research and
     Management Company:
        American Funds Amcap, R4                757,072  shares at $18.30 per share      13,854,410    (Note 1)
    Managed by Fidelity Investments:
        Fidelity Diversified International      120,290  shares at $28.64 per share       3,445,118
    Managed by Harris Associates:
        Oakmark Equity & Income Fund, Class I   763,844  shares at $23.50 per share      17,950,326    (Note 1)
    Managed by Morgan Stanley:
        Institutional Fund Small Company
         Growth Portfolio B                     444,230  shares at $12.02 per share       5,339,651
    Managed by PIMCO:
        PIMCO Low Duration III Fund              26,728  shares at $10.02 per share         267,817
        PIMCO Total Return Fund                 778,793  shares at $10.67 per share       8,309,724
        PIMCO Small Cap Value                    73,118  shares at $29.57 per share       2,162,102
    Managed by T. Rowe Price:
        Retirement Income Fund                  171,320  shares at $12.26 per share       2,100,380
        Retirement 2010 Fund                    227,725  shares at $14.04 per share       3,197,255
        Retirement 2020 Fund                    230,626  shares at $14.89 per share       3,434,024
        Retirement 2030 Fund                    197,795  shares at $15.50 per share       3,065,821
        Retirement 2040 Fund                    266,709  shares at $15.57 per share       4,152,665
        Equity Income Fund                      322,946  shares at $26.59 per share       8,587,147
        Equity Index 500 Fund                 1,008,959  shares at $32.56 per share      32,851,698    (Note 1)
        Mid-Cap Growth Fund                     231,195  shares at $49.88 per share      11,532,013    (Note 1)
        Summit Cash Reserves Fund            14,259,892  shares at $1.00 per share       14,259,892    (Note 1)
--------------------------------------------------------------------------------------------------------------------
                                                                                      $ 229,390,632
====================================================================================================================

Capital, Fidelity, Harris, Morgan Stanley, PIMCO and T. Rowe Price are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:  (1) These investments are greater than 5% of assets available for benefits.

        (2) Information on cost of investments is excluded as all investments except CenturyTel Common Stock Fund are participant directed. The CenturyTel Common Stock Fund is considered to be nonparticipant directed. The cost of investment in CenturyTel Common Stock is $64,208,663.

See accompanying report of independent registered public accounting firm.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                      For the Year Ended December 31, 2004

                                                                                                  Current Value of
                                                        Redemption                                Asset at Date of
                                           Purchase     or Selling    Lease   Expense    Cost of   Acquisition or       Net
   Description of Transaction                Price        Price      Rental  Incurred     Asset      Disposition    Gain (Loss)
-------------------------------------------------------------------------------------------------------------------------------
                                           (Note 1)
Category (3) - A series of transactions
---------------------------------------
  in excess of 5% of beginning of year
  ------------------------------------
  Plan assets available for benefits
  ----------------------------------

Transactions in CenturyTel Common Stock    $8,000,828   $13,853,315     -         -    $11,662,168   (Note 2)      $2,191,147


T. Rowe Price is considered a party-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:  (1) The purchase price denotes cost and current value of the security on the transaction date.

        (2) Current value is substantially the same as purchase price or selling price of the security on the transaction date.

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                CenturyTel, Inc.
                                                Dollars and Sense Plan


June 27, 2005                                   /s/ R. Stewart Ewing, Jr.
                                                -------------------------
                                                R. Stewart Ewing, Jr.
                                                Retirement Committee Member
                                                and Executive Officer of
                                                Issuer of Plan Securities

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

                                Index to Exhibits



Exhibit
 Number
--------------------------------------------------------------------------

23.1      Consent of Independent Registered Public Accounting Firm